Delaware Investments Minnesota
Municipal Income Fund II, Inc.
N-SAR

Exhibit List


Exhibit		Reference

77.D	Policies with respect to
security investments

At a meeting on August 16-17, 2006,
the Fund's Board of Directors
approved the following changes and
clarifications to the Fund's non-
fundamental investment policies. The
changes became effective on September
1, 2006.

The Fund may invest in municipal
obligations issued by or on behalf of
territories of the United States -
such as Guam, the U.S. Virgin Islands
or Puerto Rico - that are exempt from
Minnesota and federal income tax to
the extent that not more than 5% of
the Fund's exempt interest dividends
are derived from such obligations,
subject to the Fund's fundamental
investment policy to invest 80% of
its net assets in Minnesota municipal
obligations.
The Fund may invest in the lowest
tier of investment grade rated bonds
(i.e., rated Baa by Moody's or BBB by
S&P).